Exhibit 99.3

----------------- - 0 VITRU LIMITED Proxy for Annual General Meeting of Shareholders on December 3, 2021 Solicited on Behalf of the Board of Directors I/We______________________________________________________________________ Please Print Name(s) of ________________________________________________________________________ Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint ___________________________________ of ____________________________________ or failing him/her ___________________________________ of ____________________________________ or failing him/her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Vitru Limited (the “Company”), to be held on December 3 , 2021 at 11 : 00 am (São Paulo Time) at the offices of the Company located at at Rodovia José Carlos Daux, 5500 , Torre Jurerê A, 2 nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032 - 005 , Brazil, and at any adjournments or post - ponements thereof, as follows : (Continued and to be signed on the reverse side) 1 . 1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

VITRU LIMITED

December 3, 2021

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement, proxy card and our annual report on Form 20-F are available at http://www.astproxyportal.com/ast/23716

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030300000000001000 7 120321

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

	FOR	AGAINST	ABSTAIN
1. **Resolution**: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2020 be approved and ratified.	☐	☐	☐
2. **Resolution**: To resolve, as an ordinary resolution, to elect Aline Sun as an independent member of the Board of Directors of the Company.	☐	☐	☐

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina on December 3, 2021 at 11:00 am (São Paulo time).

Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) on December 2, 2021.

EMAIL - proxy@astfinancial.com

FAX - 718-765-8730

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

VITRU LIMITED

December 3, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST on December 2, 2021.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The meeting will be hosted live via the Internet this year. To attend the meeting via the Internet please visit https://web.lumiagm.com/224321184 (password: Vitru2021) and be sure to have available the control number.

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement, proxy card and our annual report on Form 20-F are available at http://www.astproxyportal.com/ast/23716

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030300000000001000 7 120321

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

	FOR	AGAINST	ABSTAIN
1. **Resolution**: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2020 be approved and ratified.	☐	☐	☐
2. **Resolution**: To resolve, as an ordinary resolution, to elect Aline Sun as an independent member of the Board of Directors of the Company.	☐	☐	☐

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina on December 3, 2021 at 11:00 am (São Paulo time).

Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) on December 2, 2021.

EMAIL - proxy@astfinancial.com

FAX - 718-765-8730

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.